Mail Stop 3561

July 5, 2007

Robert Meers, Chief Executive Officer
Lululemon Athletica Inc.
2285 Clark Drive
Vancouver, British Columbia
Canada, V6N 3G9

> **Re:** **Lululemon Athletica Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 29, 2007**
> **File No. 333-142477**

Dear Mr. Meers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated June 27, 2007 and we are continuing to consider your response.

Management's Discussion and Analysis of Financial Condition…, page 48

Basis of Presentation, page 50

2. We note that you refer to an independent valuation. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert. If you decide to instead delete your references to the third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise.

3. We note your response to prior comment 8 and your revised disclosure on page 52. We believe it is best practice to include the tabular chart presented in your response to prior comment 8 along with an enhanced discussion of the significant factors, assumptions and methodologies contributing to the difference between the value at each grant date and your estimated IPO price. Please disclose the following information:

- expand your table on page 53 to include the number of options granted at each grant date and the exercise price.

- expand your disclosures to include a discussion of the significant assumptions and each of the methodologies you used in determining the fair value of the options at each grant date. For example, you reference a market-based assessment of the valuation of existing comparable companies but it is not evident what metrics, if any were used or the rationale for selecting specific metrics.

- expand your discussion of the factors contributing to the difference between the fair value of the stock as of the date of each grant for the options and the estimated IPO price of the common stock. For instance your response to comment 26 of our May 31, 2007, letter and comment 8 of our letter dated June 27, 2007, discussed the Company's lack of preparation for an IPO in July 2006, the growth in U.S. stores, the uncertainty that existed at July 2006, the transition to international manufactures, operational results as compared to internal forecasts, favorable exchange rates and the reasons why a historical valuation was more appropriate in July 2006 while a forward looking valuation was used as the IPO neared.

4. We note your response to prior comment 8 is provided on a split adjusted basis. Please relate for us the fair value per option for all options disclosed in Management's Discussion and Analysis to the fair values for the options disclosed under Note 11 Equity Incentive Compensation Plans, page F-23.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Robert Meers
Lululemon Athletica Inc.
July 5, 2007
Page 3

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Peggy Kim, Senior Staff Attorney, at (202) 551- 3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Barry M. Abelson, Esq.
        John P. Duke, Esq.
        Pepper Hamilton LLP